(Excerpt Translation)


                                                                October 19, 2007
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in September 2007 (the "Current Month").


1.  Summary

    Number  of  listed  shares  as of the end of the                 3,609,997,492 shares
    preceding month

    Total  number  of  shares   changed  during  the                             0 shares
    Current Month

    (out of which,  as a result of exercise of stock                           (0 shares)
    acquisition rights)

    (out of which, as a result of other reasons)                               (0 shares)

    Number  of  listed  shares  as of the end of the                 3,609,997,492 shares
    Current Month




2.  Stock acquisition rights (1st series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]


(1) Number of shares

    Total  number of  shares  delivered  during  the                          6,000 shares
    Current Month

    (out of which, number of newly issued shares)                               (0 shares)

    (out of  which,  number  of  shares  transferred                        (6,000 shares)
    from treasury shares)

(2) Exercise price

    Aggregate  exercise  price  during  the  Current                        JPY 17,748,000
    Month

    (out of which,  aggregate amount of newly issued                               (JPY 0)
    shares)

    (out  of  which,   aggregate  amount  of  shares                      (JPY 17,748,000)
    transferred from treasury shares)



3.  Stock acquisition rights (2nd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]


(1) Number of shares

    Total  number of  shares  delivered  during  the                         11,400 shares
    Current Month

    (out of which, number of newly issued shares)                               (0 shares)

    (out of  which,  number  of  shares  transferred                       (11,400 shares)
    from treasury shares)

(2) Exercise price

    Aggregate  exercise  price  during  the  Current                        JPY 35,522,400
    Month

    (out of which,  aggregate amount of newly issued                               (JPY 0)
    shares)

    (out  of  which,   aggregate  amount  of  shares                      (JPY 35,522,400)
    transferred from treasury shares)




4.  Stock acquisition rights (3rd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]


(1) Number of shares

    Total  number of  shares  delivered  during  the                         16,500 shares
    Current Month

    (out of which, number of newly issued shares)                               (0 shares)

    (out of  which,  number  of  shares  transferred                       (16,500 shares)
    from treasury shares)

(2) Exercise price

    Aggregate  exercise  price  during  the  Current                        JPY 74,926,500
    Month

    (out of which,  aggregate amount of newly issued                               (JPY 0)
    shares)

    (out  of  which,   aggregate  amount  of  shares                      (JPY 74,926,500)
    transferred from treasury shares)



5.  Stock acquisition rights (4th series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]


(1) Number of shares

    Total  number of  shares  delivered  during  the                         56,300 shares
    Current Month

    (out of which, number of newly issued shares)                               (0 shares)

    (out of  which,  number  of  shares  transferred                       (56,300 shares)
    from treasury shares)

(2) Exercise price

    Aggregate  exercise  price  during  the  Current                       JPY 246,425,100
    Month

    (out of which,  aggregate amount of newly issued                               (JPY 0)
    shares)

    (out  of  which,   aggregate  amount  of  shares                     (JPY 246,425,100)
    transferred from treasury shares)
